EXHIBIT 99.1

Company Contact:

Aldo Battista

Vice President and Chief Financial Officer

(514) 397-2592

For all press and media inquiries, please contact:

Press@birks.com

BIRKS GROUP ANNOUNCES INTENTION TO VOLUNTARILY DELIST ITS CLASS A VOTING SHARES; APPROVED TO TRADE ON THE OTCQB

Montreal, Quebec – August 6, 2026 - Birks Group Inc. (“Birks Group” or the “Company”) (NYSE American LLC: BGI) announced today its intention to voluntarily delist from the NYSE American LLC (“NYSE American”). The Company has been approved to have its Class A voting shares trade on the OTCQB Venture Market (the “OTCQB”) and anticipates launching on the OTCQB the day following the date its Class A voting shares are delisted from NYSE American.

As previously disclosed, the Company received a notification letter from the NYSE American advising that the Company is not in compliance with the NYSE American continued listing standards set forth in Sections 1003(a)(i) and (ii) of the NYSE American Company Guide. After careful consideration and a review of several options, the Company has determined that a voluntary delisting from NYSE American is in the Company’s best interests. The Company expects that its Class A voting shares will trade on the OTCQB providing a market for the Company’s shareholders to continue trading the Company’s Class A voting shares.

The Company intends to file with the Securities and Exchange Commission (the “SEC”) a Form 25 on August 17, 2026 to effect the delisting from the NYSE American and expects the last day of trading on the NYSE American to be on or about August 27, 2026 (no earlier than 10 days after filing the Form 25).

The Company intends to continue to file with the SEC on EDGAR at www.sec.gov and to provide semiannual financial information, including continuing to engage an independent public accounting firm to perform an annual audit of the Company’s financial statements following the voluntary delisting.

About Birks Group Inc.

Birks Group is a leading designer of fine jewelry, and an operator of luxury jewelry, timepieces and gifts retail stores in Canada. The Company currently operates 32 store locations, including: 17 store locations under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Montreal under the Birks brand, one retail location in Montreal under the TimeVallée brand, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver under the Patek Philippe brand, one retail location in Vancouver under the Chaumet brand, four retail locations in Laval, Ottawa and Toronto under the Breitling brand, one retail location in Toronto under the Omega brand, one retail location in Toronto under the Montblanc brand, and four retail locations in the Greater Toronto Area under the European Boutique brand. Birks was founded in 1879 and has become Canada’s premier designer and retailer of fine jewelry, timepieces and gifts. Additional information can be found on Birks’ website, www.birksgroup.com.

Forward Looking Statements

This press release contains forward-looking statements regarding, among other things, the timing of the Company’s delisting from the NYSE American and the commencement of trading of its Class A voting shares on the OTCQB. Forward-looking statements can be identified, for example, by their use of words such as “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “estimates,” “could,” “would,” “may,” and other words of similar meaning. All statements that address expectations or projections about the future, including statements about the anticipated timing and effects of the voluntary delisting, the availability and liquidity of a trading market for the Company’s Class A voting shares, and the Company’s business and financial condition generally, are forward-looking statements.

Because such statements involve risks and uncertainties, actual results might differ materially from those projected, and no assurance can be given that the Company will achieve the results contemplated by these forward-looking statements. Accordingly, readers should not place undue reliance on them. These risks and uncertainties include, but are not limited to: (i) the Company’s ability to maintain a quotation for its Class A voting shares on the OTCQB or another trading market, and the liquidity and volatility of trading in the Class A voting shares following delisting from the NYSE American; (ii) general economic, political and market conditions in Canada and the United States that could adversely affect the Company’s business, operating results or financial condition; (iii) the Company’s ability to maintain sufficient sources of liquidity to fund its operations and to continue as a going concern; and (iv) other risks described under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 21, 2026 and in its subsequent filings with the SEC.

The Company undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this release, except as required by law.